SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

GREAT WESTERN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

391416104

(CUSIP Number)

Louise Thomson

National Australia Bank Limited

Level 1, 800 Bourke Street

Docklands, Victoria 3008

Tel No.: 61 3 8634 2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 132-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 391416104	SCHEDULE 13D	Page 2

1.	NAME OF REPORTING PERSON National Australia Bank Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,486,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,486,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,486,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	The percentage is calculated based on 57,886,114 shares outstanding as of April 30, 2015.

CUSIP No. 391416104	SCHEDULE 13D	Page 3

1.	NAME OF REPORTING PERSON National Equities Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,486,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,486,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,486,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	The percentage is calculated based on 57,886,114 shares outstanding as of April 30, 2015.

CUSIP No. 391416104	SCHEDULE 13D	Page 4

1.	NAME OF REPORTING PERSON National Americas Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,486,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,486,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,486,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

*	The percentage is calculated based on 57,886,114 shares outstanding as of April 30, 2015.

CUSIP No. 391416104	SCHEDULE 13D	Page 5

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D dated October 20, 2014 (the “Initial Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Initial Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Annex A of the Initial Schedule 13D is hereby amended and restated as set forth in Annex A hereto and incorporated by reference in this Item 2.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

On April 30, 2015, NAH and NAB entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters listed on Schedule A thereto (the “Underwriters”), providing for the sale by NAH of 20,000,000 shares of Common Stock in an underwritten public offering (the “Offering”). The Underwriting Agreement also granted the Underwriters an option to purchase up to an additional 3,000,000 shares of Common Stock within 30 days from the date of the Underwriting Agreement. On May 1, 2015, the Underwriters exercised the option in full. Following the exercise of this option and pursuant to the Underwriting Agreement, NAH agreed to sell 23,000,000 shares to the Underwriters at a price of $20.58625 per share of Common Stock, representing 39.7% of the Company’s outstanding Common Stock.

In addition, pursuant to the Underwriting Agreement, NAH has agreed not to sell any shares of Common Stock (subject to certain exceptions) for up to 75 days from April 30, 2015. The Underwriting Agreement is included as Exhibit G to this Amendment No. 1 in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(b) of the Initial Schedule 13D are hereby amended and restated as follows:

(a)-(b) The Reporting Persons beneficially own, and share dispositive and voting power with respect to, 16,486,114 shares of Common Stock, which represents 28.5% of the outstanding Common Stock as of April 30, 2015 (after giving effect to the sale of Common Stock by NAH pursuant to the Underwriting Agreement referenced in Item 4 of this Amendment No. 1). The Company has informed us there were 57,886,114 shares of Common Stock issued and outstanding as of April 30, 2015.

Item 5(c) of the Initial Schedule 13D is hereby amended and restated as follows:

(c) Except for the transaction described in response to Item 4 above, none of the Reporting Persons, nor to the best of the Reporting Person’s knowledge, any of the persons listed on Exhibit A to the Initial Schedule 13D, has affected any transactions that may be deemed to be a transaction in the Company’s Common Stock during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Offering described in Item 4 above, NAB and NAH entered into the Underwriting Agreement, under which NAH has agreed to, among other things, refrain from selling any shares of Common Stock (subject to certain exceptions) for up to 75 days from April 30, 2015. The description of the Underwriting Agreement in this Amendment No. 1 is qualified in its entirety by reference to such agreement, which is included as Exhibit G hereto and incorporated herein by reference.

CUSIP No. 391416104	SCHEDULE 13D	Page 7

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented to replace Exhibit A and to add Exhibit G:

Exhibit	Description

Exhibit A	Directors and Executive Officers of National Australia Bank Limited, National Equities Limited and National Americas Holdings LLC

Exhibit G	Underwriting Agreement

CUSIP No. 391416104	SCHEDULE 13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

NATIONAL AUSTRALIA BANK LIMITED

By	/s/ Louise R. Thomson
Name:	Louise R. Thomson
Title:	Company Secretary

CUSIP No. 391416104	SCHEDULE 13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

NATIONAL EQUITIES LIMITED

By	/s/ Louise R. Thomson
Name:	Louise R. Thomson
Title:	Company Secretary

CUSIP No. 391416104	SCHEDULE 13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

NATIONAL AMERICAS HOLDINGS LLC

By	/s/ Donald J. Straka
Name:	Donald J. Straka
Title:	Company Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of National Australia Bank Limited, National Equities Limited and National Americas Holdings LLC

Exhibit G	Underwriting Agreement